Exhibit 3.1

MARIN SOFTWARE INCORPORATED

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

Marin Software Incorporated (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

1.The name of the corporation is Marin Software Incorporated, and the corporation was originally incorporated pursuant to the General Corporation Law on March 16, 2006.

2.Section 1 of Article IV of the Restated Certificate of Incorporation (the “Certificate”) is hereby amended and restated in its entirety to read as follows:

“1.  Authorized Stock.

The total number of shares of all classes of stock which the Corporation has authority to issue is One Hundred Fifty-Two Million, Eight Hundred Fifty-Seven Thousand, One Hundred Forty-Three (152,857,143) shares, consisting of two classes: One Hundred Forty-Two Million, Eight Hundred Fifty-Seven Thousand, One Hundred Forty-Three (142,857,143) shares of Common Stock, $0.001 par value per share (“Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Effective at 5:00 p.m. Eastern Time on October 5, 2017 (the “Effective Time”), every seven (7) shares of Common Stock issued and outstanding prior to the Effective Time shall, automatically and without any further action by the Corporation or the stockholders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in cash the fair value of such fractional shares based on the closing price of one share of Common Stock on October 5, 2017, without interest.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, that, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

3.The foregoing amendment to the Certificate have been duly approved by the Corporation’s Board of Directors in accordance with Sections 141 and 242 of the General Corporation Law.

4.The foregoing amendment to the Certificate have been duly approved by the Corporation’s stockholders in accordance with Sections 211 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 5th day of October, 2017.

MARIN SOFTWARE INCORPORATED

By:  /s/ Christopher Lien

       Christopher Lien
       Chief Executive Officer

2